Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended
	June 30,	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations attributable to common shareholders	$96,661	$233,349	$260,840	$283,370	$265,320	$189,315
Income taxes	44,657	136,506	95,544	142,330	123,915	109,270
Fixed charges	123,355	241,568	224,453	213,531	203,899	201,276

Total earnings	$264,673	$611,423	$580,837	$639,231	$593,134	$499,861

Fixed Charges:
Interest expense	$121,446	$237,527	$219,916	$209,354	$200,411	$198,367
Estimated interest portion of annual rents	1,909	4,041	4,537	4,177	3,488	2,909

Total fixed charges	$123,355	$241,568	$224,453	$213,531	$203,899	$201,276

Ratio of Earnings to Fixed Charges (rounded down)	2.14	2.53	2.58	2.99	2.90	2.48